December 5, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, D.C. 20549

Attention:	Margaret Schwartz

Laura Crotty

Tracie Mariner

Al Pavot

Re:	Nava Health MD, LLC

Registration Statement on Form S-1

Submitted October 27, 2022

File No. 333-268022

Dear Ms. Schwartz:

On behalf of Nava Health MD, LLC, a Delaware limited liability company (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 4, 2022 (the “Comment Letter”), regarding the abovementioned Registration Statement on Form S-1 (File No. 333-268022) submitted by the Company on October 27, 2022 (the “Registration Statement”). In response to the comments set forth in the Comment Letter, the Company has amended the Registration Statement and is concurrently submitting Amendment No. 1 (the “Amendment”) to the Registration Statement with this response letter. The Amendment also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are restated below in bold text, with each comment followed by the Company’s response. We have included page numbers to refer to the location in the Amendment, submitted on the date hereof, where the revised language addressing a particular comment appears. Capitalized terms used, but not defined, in this letter have the meanings ascribed to such terms in the Amendment.

Nava Health MD, LLC

December 5, 2022

Registration Statement on Form S-1, Submitted October 27, 2022

Cover Page

1.	We note your response to our prior comment number 1 and we reissue in part. Please revise the cover page and newly added risk factor to include the amount of voting power the controlling stockholder will hold following the completion of the offering, expressed as a percentage.

Response: In response to the Staff’s comment, the Company has revised the cover page of the Amendment to state “After completion of this offering, Ascend One Corporation will continue to control a majority, 65.2%, of the voting power of our outstanding common stock and Bernaldo Dancel, our President and Chief Executive Officer, through beneficial ownership of outstanding shares of common stock, will continue to control a majority, 66.7%, if the voting power of our outstanding common stock.” The Company has also revised its disclosure on page 37 of the Amendment to state “Upon completion of this offering, our controlling stockholder, Ascend One, will control 65.2%, or a majority, of our outstanding common stock.”

Industry and Market Data, page 41

2.	We note your response to our prior comment number 9 and your revisions on page 41: “Further, industry and general publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. We caution you not to give undue weight to such projections, assumptions and estimates.” Such statements may imply an inappropriate disclaimer of liability with respect to the third-party information. Please either delete these statements or specifically state that you are liable for such information.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 41 of the Amendment.

Use of Proceeds, page 42

3.	We note your statement on page 105 that you will “pay to the representative a nonaccountable expense allowance equal to one percent (1%) of the gross proceeds received by us from the sale of the shares.” Please revise to include this expense here and the accompanying part of the Offering section on page 8.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 42 and 8 of the Amendment.

Business

Our Company, page 59

4.	We note in various places in the notes to the financial statements your disclosure that Nava Health offers consumer products online. Please revise to provide more information here about your online business.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 59 of the Amendment.

How the Nava Method Works, page 63

5.	We note your response to our prior comment number 16. Please provide the market size for global hormone replacement therapy or advise.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 64 of the Amendment to add the most current available market size for the global hormone replacement therapy market.

Nava Health MD, LLC

December 5, 2022

Executive and Director Compensation

Employment Agreements, page 83

6.	We note your response to our prior comment number 19 in which you state that the form of Non-Disclosure, Non-Competition and Non-Solicitation Agreement is included as Exhibit C to Exhibit 10.8. However, Exhibit 10.8 includes the cover page for Exhibit C but not the form of agreement. Therefore, we reissue the comment in full.

Response: The Company acknowledges the Staff's comment and advises the Staff that the form of Non-Disclosure, Non-Competition and Non-Solicitation Agreements entered into by certain of the Company’s executive offices has revised Exhibit 10.8 in the Amendment to include the full text of the form of Non-Disclosure, Non-Competition and Non-Solicitation Agreement in Exhibit C.

Item 17. Undertakings, page II-3

7.	We note your response to our prior comment number 25 and that you have not provided all of the undertakings required by Rule 512(a) of Regulation S-K. Please explain or revise.

Response: In response to the Staff’s comment, the Company has revised the Amendment to include the required undertakings.

If you have any questions or require additional information, please contact the Company’s counsel, Rachel M. Jones at (410) 528-4652 or at rmjones@venable.com or Eric R. Smith at (410) 528-2355 or at ersmith@venable.com, of Venable LLP.

Sincerely,

By:	/s/ Eric Smith

cc:	Bernaldo Dancel, Nava Health MD, LLC Chien-Chien Jacques, Nava Health MD, LLC
Rachel Jones, Esq., Venable LLP